UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Form 6-K Report

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Board accepted the resignation of Baptista Carl Marc (“Mr. Baptista”) as the Director and Chief Technology Officer of Cuprina Holdings (Cayman) Limited (the “Company”). Mr. Baptista tendered his resignation as Director and Chief Technology Officer, effective June 30, 2025, in order to pursue other business opportunities, and his resignation was not a result of any disagreement with the Company on any matter.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Director and Chief Executive Officer

Date: July 1, 2025

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